[HRO Letterhead]

Via Facsimile and EDGAR

July 15, 2009

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549-4628

Re:                            General Moly, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2009
File No. 001-32986

Dear Mr. Schwall:

On behalf of General Moly, Inc., a Delaware corporation (the “Company”), we are providing the responses and the supplemental information requested by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated June 30, 2009 to David A. Chaput, Chief Financial Officer of the Company (the “Comment Letter”), with respect to the Annual Report on Form 10-K and the Definitive Proxy Statement of the Company.

The responses and supplemental information in response to the Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors.  We have not independently verified the accuracy and completeness of such information.

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business and Properties, page 1

1.                                       Please provide all of the information required by Item 101(c) of Regulation S-K, including information regarding the competitive conditions in your business and the number of persons you employ.

Response: The Company will discuss competitive conditions in future disclosure in substantially the language set forth below:

“The molybdenum exploration, development and production business is a competitive business.  We currently compete with numerous companies for the capital required to develop the Mt. Hope project and anticipate competing with numerous producing companies once Mt. Hope achieves initial production.  Our ability to attract capital sufficient to develop the Mt. Hope project is a function of the relative attractiveness of our assets relative to our competitors.

The supply of molybdenum comes from both primary molybdenum mines, such as our proposed Mt. Hope Project, and as a byproduct of porphyry copper production.  Each source of supply represents approximately 50% of the global 470 million pounds of molybdenum produced annually.  Although many companies produce molybdenum, many of which also mine other minerals, approximately 67% of global production is concentrated among ten companies.

After we commence production at both our Mt. Hope and Liberty projects, we estimate that General Moly would rank as one of the largest producers in the world.  Our competitive position will be based on the quality and grade of our ore bodies and our ability to manage costs compared with other producers.  Our costs are driven by the grade and nature of our ore bodies as well as input costs, including energy, labor and equipment.  Our ability to have a competitive position over the long term will be based on, among other things, our ability to successfully finance and develop the Mt. Hope and Liberty properties, acquire additional quality deposits, hire and retain a skilled workforce, and to manage our costs.”

In addition, the Company supplementally advises the Staff that it had a total of 66 employees, including 50 exempt and 16 hourly employees, as of December 31, 2008.  The Company will disclose the total number of employees in future filings.

Business and Properties, page 13

2.                                       We note your disclosure stating “In our feasibility study and for our financial evaluations, we use molybdenum prices prepared by an independent commodities research company, CPM Group.”  Please clarify whether these “financial evaluations” include your periodic assessments for impairment of costs capitalized for your mining properties.  Tell us how the prices utilized in your impairment testing as of December 31, 2008 compare to those stipulated in the three long term supply agreements described at page 38.

Please also reconcile details of your impairment testing to your disclosures at page 2, stating that at least one of these agreements provides for “. . . floor prices significantly higher than estimated cash costs of production . . . .” and disclose how such prices would compare to your expectation for GAAP based costs.

Response:  In response to the Staff’s comment, the Company clarifies that its “financial evaluations” are reviewed and if necessary updated quarterly or based on significant revisions of estimates.  These financial evaluations are the basis for the periodic assessments for impairment of costs capitalized for the Company’s mining properties.  The financial evaluations utilize the prices estimated by the CPM Group, and are inclusive of the estimated prices for the amounts to be delivered under the three long term supply agreements.  Impairment testing at December 31, 2008 utilized the prices estimated in the CPM update dated November 17, 2008.

Each of the three long term supply agreements runs for a period of five years beginning when the Mt. Hope Project achieves commercial production, and, on a combined basis, have a weighted average floor price of $12.38 per pound of molybdenum produced.   The financial evaluation utilized in impairment testing as of December 31, 2008 shows average GAAP based costs (costs applicable to sales) for the first five years of production of $6.87 per pound of molybdenum produced before depreciation and a reclamation provision, and $8.91 per pound including depreciation and a reclamation provision.  Costs applicable to sales amounts are inclusive of all direct costs of production, shipping costs, royalties, and net proceeds tax.  The royalty and net proceeds tax calculations are a function of the same molybdenum prices used to estimate revenue.  Our definition of cash costs differs from costs applicable to sales under GAAP, as it excludes royalties and net proceeds tax.  In future filings we will disclose that cash costs is a non-GAAP financial measure and differs from costs applicable to sales due to omission of these two items.

Quantitative and Qualitative Disclosures about Market Risk, page 38

3.                                       We note that you have entered into three long term supply agreements under which sales would be made once the Mt. Hope Project achieves operations at specified levels.  Please quantify for disclosure these minimum levels of production and indicate whether you have any obligation or exposure under these agreements in the event such levels are never achieved or if the specified levels of production are achieved but fall below these levels in subsequent periods, after sales under the agreements have already occurred.

Response: The Company informs the Staff that all three long term supply agreements provide for supply only after commercial production levels are achieved, and no provisions require the Company to deliver product if commercial production is never achieved, or drops off in later periods.

The agreements require that monthly shortfalls be made up only if the Company’s portion of Mt. Hope production is available for delivery, after POS-Minerals has taken its share.  In no event do these requirements to make up monthly shortfalls become obligations of the Company if production does not meet targeted levels.

Furthermore, each of the agreements have take-or-pay provisions that require the buyers to either take delivery of product made available by the Company, or to pay as though they had taken delivery pursuant to the term of the agreements.

The Company will disclose prospectively in Item 3 of Form 10-Q and Item 7A of Form 10-K “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” the minimum amounts of production required to be delivered annually under these contracts and the prices at which such amounts will be sold.  The Company will also disclose its obligations under these agreements if the minimum sales amounts are not fulfilled.

Financial Statements

Note 1 — Description of Business, page 49

Mt. Hope Joint Venture, page 49

4.                                       Please expand your disclosure to identify all of the specified conditions necessary to reach the ROD Contribution Date that remain unfulfilled, and indicate the status of your efforts in achieving each of these conditions.  We expect this disclosure would identify the type of permits that you have applied for and need to obtain, indicate the decision to be made by the Bureau of Land Management, and provide details of all administrative and judicial appeals.  If any of the conditions are not within your control, disclose the accounting and business plan implications for the range of reasonably possible outcomes.

Response: The Company advises the Staff that the “specified conditions” described in “Note 1—Description of Business” to the Company’s consolidated financial statements constitute all of the conditions necessary to reach the ROD Contribution Date.  The Company will clarify in future footnote disclosure that the conditions disclosed constitute all of the conditions necessary to reach the ROD Contribution Date.

The Company undertakes to supplement its disclosure with the additional disclosure below, modified as appropriate to reflect changes in circumstances as of the appropriate date.  The disclosure below is summarized primarily from the disclosure under “Permitting—Mt. Hope Permitting Requirements” in Part 1, Items 1 and 2 of the Form 10-K (as pertaining to the major operating permits and the status in obtaining these permits) and the disclosure under “Note 2—Liquidity and Capital Requirements” to the Company’s consolidated financial statements (as pertaining to business plan implications).  The Company has updated its disclosure relating to the status of its permitting efforts and the satisfaction of the ROD Contribution Conditions in its Form 10-Q for the quarterly period ended March 31, 2009, and undertakes to continue to update such disclosure in future filings, together with disclosure substantially as follows:

“The material major operating permits required to satisfy the ROD Contribution Conditions are the ROD, the water pollution control permit and reclamation permit from the Nevada Division of Environmental Protection—Bureau of Mining Regulation and Reclamation (“BMRR”), and an air quality permit from the Nevada Division of Environmental Protection— Bureau of Air Pollution Control (“BAPC”).

The effectiveness of the ROD represents the date the United States Bureau of Land Management (the “BLM”) has recorded its decision to approve the plan of operations (the “Plan of Operations”) for the Mt. Hope Project.  In September 2006, the BLM determined that the Plan of Operations met the regulatory requirements with respect to completeness and comprehensiveness.  Since that time, additional updates have been submitted to accommodate additional detail based on progression of project design.  The BLM is preparing an environmental impact statement (“EIS”) analyzing the environmental impacts of the Mt. Hope Project and alternatives in accordance with the National Environmental Policy Act.  Preparation of this EIS requires the completion of certain hydrologic studies of both pit lake geochemistry and regional hydrology, which are ongoing.  Following the completion of these studies and the EIS and any remaining BLM requirements, the BLM will make a decision on whether to approve the Plan of Operations.  The ROD and the related decision of the BLM to approve the Plan of Operations may not be appealed until BLM approval.

The application for the air quality permit was submitted to BAPC in the third quarter 2008.  The application for the water pollution control permit was submitted to BMRR in the third quarter 2008.  The application for the reclamation permit is included with the Plan of Operations and was submitted to the BLM and BMRR as part of the most recent update in January, 2009.  Although the reclamation permit is administered by BMRR, BLM review is required and the reclamation cost estimate must be approved in conjunction with BLM approval of the Plan of Operations.  The Company believes these major operating permits will be received on or prior to the effective date of the ROD.

Circumstances beyond the Company’s control in connection with the satisfaction of the ROD Contribution Conditions include BLM or other agency delays or requests for additional information or studies, and requests for review or appeals of the BLM decision.  The occurrence of any or a combination of these adverse circumstances may extend the time for the receipt of POS-Minerals third contribution, increase the estimated costs of development, require the Company to obtain additional interim financing, and delay the Company’s ability to consummate a project financing or other significant financing, and also may affect the contingent obligation of Eureka Moly to refund capital contributions to POS-Minerals and the amount of any such refund.”  [See Staff Comment 5 and response.]

Note 2 — Liquidity and Capital Resources, page 50

5.                                       We understand that you have received two initial contribution payments totaling $100 million from POS-Minerals (“POS”) in exchange for a 20% interest in the joint venture arrangement associated with the Mt. Hope Project.  You disclose that POS may lower its ownership interests in the joint venture if ROD Contribution Conditions are not satisfied by December 31, 2009.  We further understand that either $33 million or $36 million may need to be returned to POS should production at the Mt. Hope Project be delayed beyond December 31, 2011, then depending on whether POS elects to reduce their ownership interest from 20% to 13% in lieu of making any additional contribution payments.  We also note your disclosure at Note 1 to the financial statements for the quarter ended March 31, 2009 stating that “. . . it is unlikely the Mt. Hope Project will achieve commercial production by December 31, 2011.”  As it appears that you will continue to have an obligation to return funds to POS until you achieve commercial production, tell us how you determined that liability classification was not required for these amounts.

Response:  In connection with the failure of the ROD Contribution Conditions to be satisfied by December 31, 2009, POS-Minerals may elect to either reduce its ownership interest from 20% to 13% in lieu of making its third capital contribution or to reduce its third capital contribution from $70 million to $56 million with no corresponding reduction in its ownership interest.  Such an election is not required to be made until January 31, 2010.  Assuming commercial production at the Mt. Hope Project is not achieved by December 31, 2011, for reasons other than a force majeure event, then the amount of funds required to be returned to POS-Minerals depends on its election as to its third contribution.  POS-Minerals has not made such an election, and the Company has received no indication of its intentions.  In addition, both the amount and probability of the potential obligation for the return of contributions depends on whether POS-Minerals has made its third contribution prior to the date funds are required to be returned.  If POS-Minerals makes an election by January 31, 2010, to contribute $56 million and retain its 20% interest, but has not made its third contribution prior to the date funds are required to be returned, then the amount required to be returned to POS-Minerals is zero. Accordingly, the Company determined that the amount of the contingent obligation, if any, is not subject to reasonable estimation.

In addition, information available to the Company prior to the issuance of the Company’s December 31, 2008, financial statements as to the status of its permitting process and the development of the Mt. Hope Project indicated that the ROD Contribution Conditions would be satisfied on or before December 31, 2009, and commercial production would be achieved in the first half of 2011.  Accordingly, the Company determined that it was remote that a liability had been incurred at December 31, 2008.  In March, 2009, after the filing by the Company of its Form 10-K, the Company and the BLM met to discuss the BLM’s findings on the Company’s hydrologic studies of both pit lake geochemistry and regional hydrology.  As disclosed in the Company’s Form 8-K filed with the Commission on March 26, 2009, as a result of these discussions the Company determined to conduct additional analysis and data acquisition to improve the technical adequacy of its pit lake geochemistry and regional hydrology.  Based on the additional time required to acquire and analyze this additional data, the Company revised its estimate of the expected date for the satisfaction of the ROD Contribution Conditions to mid-year 2010, and determined that it was unlikely commercial production would be achieved by December 31, 2011.  Based on these revised estimates and taking into account the other factors described above, the Company updated its financial statement footnote disclosures to include disclosure of the contingent obligation in its financial statements for the quarter ended March 31, 2009, as the Company determined that the probability of a potential liability related to achievement of production by December 31, 2011 was no longer considered remote.

Definitive Proxy Statement on Schedule 14A filed April 23, 2009

General

6.                                       Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

Response: The Company confirms that it will comply with the following comments in all future filings and has provided an example of the disclosure it intends to use in each case.

7.                                       Please provide page numbers for your proxy statement.

Response: The Company advises that the absence of page numbers in the Edgarized copy of the Company’s Definitive Proxy Statement on Schedule 14A was an oversight and will be corrected in future filings.  The printed proxy materials that were mailed to all of the Company’s stockholders as well as the copy posted on the Company’s website contained page numbers.

Base Salary

8.                                       We note your statement that “[w]e establish our executives’ salaries based on consideration of, among other things, the scope of their responsibilities, taking into account competitive market compensation for similar positions determined in the collective judgment of the committee” and that “[a]n adjustment to an executive’s salary may be made, for example, to align that salary with the committee’s perception of market levels.”  Please explain to us on a supplemental basis whether you benchmark compensation to comparator companies.  See Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 118.05.  To the extent you benchmark compensation, please specify how each element of compensation relates to the data you analyzed from the comparator companies.  Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.  To the extent actual compensation fell outside a targeted percentile range, please explain why.

Response: During 2008 the Company benchmarked salaries and target annual cash (salary plus target annual incentive) for its named executive officers to comparator companies.  In response to the Staff’s comment, the Company will add substantially the following language in future filings to explain the basis of how it benchmarks compensation to comparator companies:

“One of the purposes of the Compensation Committee hiring Watson Wyatt as its compensation consultant during 2008, was to assist the committee in comparing our executive compensation program with executive compensation programs of other companies.  As we move from a development stage company to a mining operations company, the Compensation Committee intends to adjust our executive compensation elements and pay levels based on market data and relevant trend information for our peer group.  For 2008, we benchmarked salaries and target annual cash (salary plus target annual incentive).

The Compensation Committee reviewed market data provided by Watson Wyatt to compare our executive compensation elements and levels to those of similar sized companies with which we compete for talent and business.  The Compensation Committee, with the assistance of Watson Wyatt, selected designated mining industry compensation surveys and peer group companies consisting of North American companies primarily engaged in the hard rock mining of metals and coal mining, as well as other general industry companies, to use for comparison.

The data compiled by Watson Wyatt consisted of publicly-available compensation data (e.g., from proxy statements) and surveys published by Watson Wyatt and third-parties.  They adjusted the data (via regression analyses and/or selection of appropriate size “cuts”) to reflect comparator companies similar to our size, targeting companies approximately one-half to two times our projected post-operational annual revenue of $1 billion.  For purposes of this comparison, we define the “market value” for each executive position as the average of data from two sources: 1) published compensation surveys, and 2) proxy statements from a selected group of “peer” companies.

For 2008, the mining industry compensation surveys included: Hay Group 2007 Global Mining Compensation Review, Country Report — USA, October, 2007; McDermott International North American Mining Industry Compensation Report, 2007; CostMine U.S. Metal & Industrial Mineral Mine Salaries, Wages & Benefits, December 2007; and CostMine U.S. Coal Mine Salaries, Wages & Benefits, January 2008.  The general industry surveys included: Watson Wyatt Data Services Survey Report on Top Management Compensation, 2007/08; US Mercer Benchmark Database: Executive, 2007; and Watson Wyatt Data Services Report on Long-Term Incentives, Policies & Practices.

For 2008, the peer companies included: Alliance Resource Partners, L.P.; Alpha Natural Resources, Inc.; AMCOL International Corporation; Cameco Corporation; Century Aluminum Company; Cleveland-Cliffs Inc. (name changed to Cliffs Natural Resources Inc. in October, 2008); Compass Minerals International Inc.; Foundation Coal Holdings, Inc.; International Coal Group, Inc.; Massey Energy Company; Stillwater Mining Company; and USEC Inc.

For 2008, salaries and target annual incentives for our named executive officers compared to the median of our peer group were as follows: Mr. Hansen, 55% and 50%; Mr. Chaput, 73% and 67%; Mr. Pennington, 79% and 71%; Mr. McClain, 80% and 78%; and Mr. Zang, 99% and 100%.

We have not included a comparison of our executive long-term incentives to the median of our peer group because we did not grant any long-term equity incentive awards to our executives in 2008.

We target the salary range midpoints for each executive position at the median of the competitive peer group.  The Compensation Committee guideline for the salary range for each executive position is  ±20% of the midpoint (80% to 120% of the median).   For 2008, salaries were below these ranges for Mr. Hansen, Mr. Chaput and Mr. Pennington; they were within these ranges for Mr. McClain and Mr. Zang.

We target annual and long-term equity incentives for target levels within 10% of the median target levels for the competitive peer group (90% to 110% of the median).  For 2008, target annual incentive opportunities were below these ranges for Mr. Hansen, Mr. Chaput, Mr. Pennington and Mr. McClain; the target was within the range for Mr. Zang.  Actual incentive payments for all executives were below these ranges.

We did not establish target long-term equity incentive opportunity ranges during 2008 because we did not grant any long-term equity incentive awards to our executives in 2008.”

Annual Cash Incentives

9.                                       We note your statement that “[t]he committee assessed the progress of the Company in achieving its primary goals relating to mine development, corporate and project finance and operations” and that “Mr. Hansen and Mr. Chaput were each awarded only a portion of their target bonus amount, $50,000 each, based upon progress toward important financing milestones.”  Please tell us whether you used quantitative targets to determine your named executive officers’ incentive compensation.  If so, disclose the actual quantitative targets used to determine such compensation.  To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels.  Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company supplementally advises the Staff that for 2008, it did not use quantitative targets to determine its named executive officers’ incentive compensation for 2008.  Below is an example of disclosure that the Company intends to use in future filings, to the extent applicable:

“For 2008, the Compensation Committee determined the annual incentives for our named executive officers based on its sole discretion.  In exercising its discretion, the Committee ex post facto considered a number of factors such as the status of mine permitting, engineering, and project progress / development and the completion of the Joint Venture with POS-Minerals, as well as its subjective analysis of overall corporate results and individual performance.  There were no prescribed goals or designated quantitative standards against which the executives’ performance was measured.”

Engineering Comments

Form 10-K for Fiscal Year Ending December 31, 2008

Corporate Information, page 3

10.                                 We note your disclosure that the U. S. Securities and Exchange Commission’s public reference room is located at 450 W. E Street Washington, D.C.  Please be advised we have moved to 100 F Street NE Washington, D.C.

Response: The Company confirms that in future filings it will include the updated address of the U.S. Securities and Exchange Commission’s public reference room.

Bankable Feasibility Study and Subsequent Revisions, page 11

11.                                 We note the molybdenum price which was used to determine your reserves is less than the historic three-year average.  Please add disclosure clarifying how the prices utilized in the economic analysis of your bankable feasibility study compare to the historic three-year average molybdenum price.  Please also include the following information in a footnote to your table of reserves:  (i) the prices used to determine your reserves, (ii) a statement indicating the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery, and (iii) your expectation for metallurgical recovery.

Response: The Company supplementally advises the Staff that in future filings, it will add substantially the following disclosure concerning prices used in the bankable feasibility study and, as appropriate, as footnotes to the reserve table:

“The final reserve pit design was based on a molybdenum price of $10/lb molybdenum in the saleable form of moly tri-oxide.  The base case financial analysis for the Mt. Hope Feasibility Study utilized molybdenum prices that ranged from $28.00 to $13.50.

As of April 30, 2009, the approximate three year backward average price for molybdenum was $27.26/lb.  The spot price for molybdenum on the same date was approximately $9.10/lb.

The pit design price and the financial analysis price assumptions are both conservative relative to the 3 year backward average.

The reserve at Mt. Hope is based on a block model that utilized the statistical process of Ordinary Linear Kriging constrained by appropriate rock type and grade boundaries.  Base metal models that utilize these common techniques generally account for mining dilution and recovery so that additional factors are not required to be applied to the block model.

The metallurgical recovery applied to the determination of reserves was 90% in the flotation mill and 99.2% in the molybdenum roaster.  More detailed process testing and design work later in the feasibility study resulted in a revised average flotation recovery estimate of 85.8%.  This recovery difference is not material because the final open pit design is a practical plan with access roads and mine equipment working room.  The final design is consequently a conservative representation of the mathematical economic pit that was guided by the initial estimates.”

Closing Comments

In connection with responding to the Staff’s comments, and as requested in the Comment Letter, enclosed with the letter is a statement from the Company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245 or Mashenka Lundberg at (303) 866-0616.

Sincerely,

/s/ Holme Roberts & Owen LLP
Holme Roberts & Owen LLP

cc:                                David A. Chaput

Bruce D. Hansen

Michael K. Branstetter

Lee M. Shumway

Sandra K. Goebel

W. Dean Salter

Mashenka Lundberg

General Moly, Inc.

1726 Cole Blvd., Suite 115

Lakewood, CO 80401

July 15, 2009

Via Facsimile and EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:	General Moly, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2009
File No. 001-32986

Dear Mr. Schwall:

This letter includes the acknowledgement requested by the Staff of the Securities and Exchange Commission in its letter dated June 30, 2009 to David A. Chaput with respect to the above-referenced Annual Report on Form 10-K and the Definitive Proxy Statement of the Company.

In connection with responding to the Staff’s comments, and as requested in the Comment Letter, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lee M. Shumway
Lee M. Shumway

cc:	David A. Chaput
Bruce D. Hansen
Michael K. Branstetter
Sandra K. Goebel
W. Dean Salter
Mashenka Lundberg

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